Exhibit (a)(24)


Minimum acceptance condition of the tender offer reached

Blackstone announced preliminary results

According to provisional data, the takeover offer by BCP Crystal Acquisition GmbH has been accepted by around 80% of shareholders. Thus all conditions for the successful completion of the offer have been met.

"We are pleased that the large majority of shareholders followed the recommendation of the Board of Management and Supervisory Board of Celanese," said Claudio Sonder.

The final outcome will be published as soon as possible. Subject to final confirmation that the minimum acceptance condition has been reached, BCP Crystal Acquisition GmbH will pay for the tendered shares during the week beginning April 5, 2004.

Those shareholders who have not yet tendered will have the chance to do so under the same conditions during the so-called subsequent offer period which is expected to run from April 4 until April 19 inclusively.

The Board of Management will comment on the next steps and hold town hall meetings as soon as the subsequent offer period has ended. Please find attached a number of Q&A's on the subsequent acceptance period.